Alexco Resource Corp.
Management’s Discussion and Analysis
For the Year Ended December 31, 2013

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 25, 2014 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2013 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s December 31, 2013 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Selected Financial Information

Selected financial information from the Corporation’s three most recently completed financial years is summarized as follows:

			For the six month
(expressed in thousands of dollars, except	For the year ended	For the year ended	transitional year ended
per share amounts)	December 31, 2013	December 31, 2012	December 31, 2011

Revenue from mining operations	43,114	76,725	38,639
Gross profit (loss) from mining operations	(29)	15,034	9,869

Revenue from environmental services	16,319	7,983	3,876
Gross profit from environmental services	8,849	2,886	279

Revenue from all operations	59,433	84,708	42,515
Gross profit from all operations	8,820	17,920	10,148

Net income (loss)	(50,450)	3,420	1,723
Adjusted net income (loss)[1]	(4,313)	3,420	1,723
Earnings (loss) per share –
Basic	($0.81)	$0.06	$0.03
Diluted	($0.81)	$0.06	$0.03
Total assets	131,213	212,300	210,668
Total long-term liabilities	26,114	49,355	57,997
Dividends declared	Nil	Nil	Nil

[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page “Non-IFRS Measures – Adjusted Income (Loss)” on page 17.

Overall Performance

Overall, Alexco reported a loss before taxes of $62,079,000 and a net loss of $50,450,000 for the year ended December 31, 2013, for a basic and diluted loss of $0.81 per share, on total revenues of $59,433,000. Included in these results are impairment charges on mining assets and investments totaling $57,126,000 before taxes. Excluding the effect of these impairment charges, the adjusted loss before taxes is $4,953,000 (see “Non-IFRS Measures – Adjusted Loss” on page 17), compared to income before taxes of $7,979,000 in 2012, with the difference due primarily to the effect of reduced silver production in the first quarter of 2013, combined with significantly lower silver prices in 2013 and the resultant suspension of Bellekeno mining operations effected as of early September 2013.

Revenues from mining operations at Bellekeno in 2013 totaled $43,114,000, yielding a gross loss of $29,000. Metal prices for revenue recognized during 2013, weighted by dollar of revenue recognized, averaged US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc, compared to US$31.54, US$0.95 and US$0.89 respectively in 2012. Silver prices for revenue recognized in the first, second and third quarters of 2013 were US$28.70, US$20.55 and US$22.06 respectively, reflecting the sharp reduction in silver prices experienced through 2013.

Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment, and the 2013 results accordingly reflect only 245 days of mining operations. Average mill throughput for the year was 271 tonnes per day (“tpd”) compared to 260 tpd in 2012. Total mine output during the year was 65,206 tonnes, compared to mine output of 86,354 tonnes in 2012. Total production during 2013 was 1,408,164 ounces of silver, 10.3 million pounds of lead and 3.4 million pounds of zinc. Cash costs of production in 2013 were $14.00 per ounce of payable silver (see “Non-IFRS Measures – Cash Costs of Production Per Ounce of Payable Silver” on page 16), compared to $11.89 in 2012.

Sharp and significant declines in precious metal prices occurred over the course of the second quarter of 2013, with silver declining from US$28.64 at the beginning of the quarter to $18.86 at June 30. At the end of May 2013, following an initial sharp decline in silver prices during April, the Corporation announced it was implementing cost savings measures, including workforce reductions, a capital projects roll-back, vendor discussions, deferral of new mine commissioning and executive and board remuneration cutbacks. A second sharp decline in silver prices then occurred in mid June. As a result, the Corporation announced in July that it was beginning preparations to undergo a temporary and orderly suspension of operations at the Bellekeno mine prior to the onset of winter, and mining and milling operations subsequently ceased by early September.

In December 2013, Alexco completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the eastern portion of the Keno Hill Silver District (“EKHSD” and the “EKHSD PEA”) (see news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon”). The EKHSD PEA is focused on production from the Flame & Moth deposit and consolidates supplemental production initially from the Bellekeno deposit and subsequently from the Lucky Queen deposit. It reflects one of a number of production strategies considered, and work remains ongoing to optimize the plan inputs. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations will be an increase in mill throughput to full capacity of 407 tonnes per day.

The Corporation’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $16,319,000 in the year ended December 31, 2013 for a gross profit of $8,849,000, compared to revenues of $7,983,000 and a gross profit of $2,886,000 during 2012. In July 2013, an amended and restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in 2013 revenues is $1,983,000 in retroactive fees, and included in cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision. The additional improvement in AEG revenues is attributed primarily to growth in AEG’s client base within the US market. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2013 AEG achieved a gross margin of 42.5%, compared to 40.3% in 2012.

The Corporation’s cash and cash equivalents at December 31, 2013 totaled $8,610,000 compared to $23,088,000 at December 31, 2012 and $7,922,000 at September 30, 2013, while net working capital totaled $15,316,000 compared to $25,727,000 and $15,356,000 for the same dates respectively. The decrease in cash and net working capital since 2012 primarily reflects the impact of substantially reduced cash inflows from Bellekeno mining operations due to the decline in silver prices, as well as capital expenditures primarily in the first half of the year on underground rehabilitation and access development activities at the Lucky Queen and Onek deposits, exploration in the Keno Hill District, the buy-out of certain mining equipment from the contract miner at Bellekeno and the purchase of settlement shares in connection with annual grantings of awards under the Corporation’s restricted share unit plan, offset by net cash proceeds of $6.5 million from the issuance of flow-through shares in April 2013. Cash and net working capital were slightly increased over the fourth quarter, reflecting the cash-flow positive wind-up of Bellekeno mining operations, the one-time benefits realized from the execution of the ARSA, and profitable operations at AEG in general.

Results of Operations

Keno Hill Silver District

All of the Corporation’s mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

The Corporation’s various Keno Hill mineral properties comprise mineral rights spanning approximately 24,600 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). The Corporation’s mineral interest holdings in the Keno Hill Silver District comprise a number of deposits, including but not limited to Bellekeno, Flame & Moth, Lucky Queen, Onek, Silver King, Bermingham and Elsa Tailings.

Bellekeno Mine

As announced in the news release dated January 6, 2011 entitled “Alexco Achieves Commercial Production at Bellekeno”, the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Mining was being accomplished by a mining contractor, using both mechanized and conventional cut-and-fill and long-hole mining methods of ore extraction. As noted above, Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment.

The following is a comparative summary of operating statistics for Bellekeno for the years ending December 31, 2013 and 2012:

	2013[1]	2012

Ore tonnes mined	65,206	86,354
Ore tonnes processed	66,297	94,810
Mill throughput (tonnes per day)	271	260
Grade of ore processed:
Silver (grams per tonne)	705	760
Lead	7.7%	9.6%
Zinc	3.8%	4.8%

Recoveries:
Silver	94%	93%
Lead in lead concentrate	92%	90%
Zinc in zinc concentrate	61%	56%

Concentrate production
Lead concentrate:
Tonnes produced	7,796	13,000
Concentrate grade:
Silver (grams per tonne)	5,458	4,965
Lead	60%	63%
Zinc concentrate:
Tonnes produced	3,450	5,685
Concentrate grade:
Silver (grams per tonne)	360	413
Zinc	45%	45%

Production – contained metal
Silver (ounces)	1,408,164	2,150,959
Lead (pounds)	10,324,978	18,183,755
Zinc (pounds)	3,443,855	5,676,284

Sales volumes by payable metal
Silver (ounces)	1,456,925	2,033,821
Lead (pounds)	10,930,186	17,207,146
Zinc (pounds)	3,190,850	4,771,416

Recognized metal prices[2]
Silver (per ounce)	US$23.94	US$31.54
Lead (per pound)	US$0.98	US$0.95
Zinc (per pound)	US$0.88	US$0.89

Cash costs of production[3]
Per ounce of payable silver produced	$14.00	$11.89

Notes:

1.	The year ended December 31, 2013 represents a shortened operating period encompassing 245 days.
2.	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.
3.	See “Non-IFRS Measures – Cash Costs Production Per Ounce of Payable Silver” on page 16.

Cash costs of production for 2013 were $14.00 per ounce of payable silver (see “Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver” on page 16), compared to $11.89 in 2012. The increase in cash costs per ounce was due primarily to reduced mine production and lower grades in the first quarter due to sequencing of mining through lower-grade peripheral areas in the SW Zone, resulting in fewer production ounces to absorb the high fixed-cost structure of the mine. Additionally, cost-per-ounce gains during the third quarter from a 27% increase in production throughput relative to the first two quarters of the year were largely offset by lower absorption of fixed costs by reduced sustaining development activity in that quarter as well as costs associated with the orderly suspension of operations.

Revenue recognized from sale of concentrate in 2013 totaled $43,114,000 compared to $76,725,000 in 2012, reflecting the decrease in silver prices, the shorter 2013 operating year and slightly lower production grades. Revenue from sale of concentrate is recognized based on the estimated prices for contained payable metal on which final settlement will be determined, net of smelter treatment and refining charges, with changes in such estimated prices through to final settlement recorded as an adjustment to revenue during the period of change. The average metal prices for revenue recognized over 2013, weighted by dollar of revenue recognized, were US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc, compared to US$31.54, US$0.95 and US$0.89 respectively in 2012.

Onek and Lucky Queen

In May 2013, the Corporation received an executed Type A Water Licence amendment from the Yukon Water Board, the final permit necessary to enable the Corporation to process mill feed from the Onek and Lucky Queen mines (see news release dated May 20, 2013 entitled “Alexco Receives Water Licence Amendment”). However, in light of the decline in silver prices and the decision to suspend mining operations at Bellekeno, plans for initiation of production from Onek and Lucky Queen have been deferred.

Eastern Keno Hill Silver District

As noted under Overall Performance, in December 2013 Alexco completed an NI 43-101 compliant preliminary economic assessment for certain of its holdings in the EKHSD (see news releases dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” and dated December 12, 2013 entitled “Alexco Files Eastern Keno Hill Silver District Technical Report”). The EKHSD PEA is focused on production from the Flame & Moth deposit and consolidates supplemental production initially from the Bellekeno deposit and subsequently from the Lucky Queen deposit. It reflects one of a number of production strategies considered, and work remains ongoing to optimize the plan inputs. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations will be an increase in mill throughput to full capacity of 407 tonnes per day.

The EKHSD PEA outlines a project with an initial nine-month construction period followed by a 5.5 year period of silver production anchored by the Flame & Moth deposit. It provides for an annual delivery of an average of 3.1 million ounces of payable silver, 6.8 million pounds of lead, 6.6 million pounds of zinc and 1,050 ounces of gold from approximately 150,000 tonnes per year of consolidated mine and mill production. The after-tax internal rate of return is 38% and the after-tax net present value at a 5% discount rate is $29.6 million, with a 3.5 year payback period. In order to fund the $45.3 million initial capital program envisioned in the EKHSD PEA, an initial investment of approximately $25 million will be required with the balance forecast under the EKHSD PEA to be funded from operating cash flows. Roughly half of the $45 million capital program will be deployed to drive an initial decline and raise and establish underground infrastructure at the Flame & Moth deposit. Approximately 17% or 163,000 tonnes of mineable resource, primarily at Bellekeno and Flame & Moth, has been eliminated from the PEA mine plan and remains to be considered should underlying costs and obligations be further optimized.

The consolidated mine production under the EKHSD PEA is primarily derived from indicated mineral resources, though approximately 6% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

The EKHSD PEA reflects the resource estimate for Flame & Moth announced in January 2013, incorporating drill results from the 2012 exploration program (see news release dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open”) and comprising 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

The Flame & Moth resource model comprises the north-northeast striking, moderately southeast dipping Flame Vein that is divided into two segments by the northwest striking Mill Fault. The structure hosting the Flame Vein mineralization is characterized by broad structural zones, ranging between 2 meters and 33 meters in true thickness. The mineralization comprises multiphase quartz and siderite veining up to 11.7 meters true width developed within the host fault structure, and locally contains massive galena, sphalerite, pyrite, and pyrrhotite with associated silver sulphosalts, arsenopyrite and chalcopyrite. Gold is locally present at grades up to 6.85 grams per tonne. The resources as currently defined have a surface trace of approximately 600 meters drilled to a depth of 350 meters from surface.

Further surface drilling was carried out at Flame & Moth during summer 2013, and confirmed a further 220 meter extension of the mineralized Flame Vein to the southwest of the currently defined resource (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”). The deposit remains open down plunge to the southwest, and the hosting structure to the northeast. In addition, results from 2013 surface drilling at the Flame & Moth West prospect (previously called the Bulldozer prospect), approximately one-half kilometer west of the Flame & Moth deposit, returned up to 28.7 ounces per ton silver over 0.85 meters true width on a separate but probably related structure. This confirmation of the 2012 Flame & Moth West discovery indicates the presence of a locally mineralized NNE-SSW trending corridor that is prospective over two kilometers in the immediate Christal Lake area and that may extend a further six kilometers northeast to the Sadie Ladue deposit.

The EKHSD PEA also reflects an updated resource statement for Bellekeno, incorporating a combination of original resource data, new drilling carried out in 2011 and early 2012, underground production data, and revised pricing and recoveries. The current resource estimate for Bellekeno, depleted for production through September 2013, comprises 262,000 tonnes indicated grading 585 grams per tonne silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 grams per tonne silver, 4.1% lead and 5.1% zinc.

The resource estimate for Lucky Queen reflects that announced in July 2011 (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”) and comprises 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc.

Other Keno Hill District Properties

With respect to Alexco’s Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings (see the news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”), the completion of engineering and initial economic analysis work has been deferred given the current reduced silver price environment.

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $16,319,000 in the year ended December 31, 2013 for a gross profit of $8,849,000 compared to revenues in 2012 of $7,983,000 and a gross profit of $2,886,000.

As part of the Corporation’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC entered into an agreement (the “Subsidiary Agreement”) with the Government of Canada and the Government of Yukon (collectively, “Government”). Under the Subsidiary Agreement, ERDC was retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The Subsidiary Agreement provided that ERDC share the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009. As a result, included in revenues for AEG for 2013 is $1,983,000 in one-time retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision, partially offset by a $107,000 increase due to an extension of the estimated date by which the care and maintenance phase will end to August 2018.

Beyond the retroactive fees from the ARSA, the additional improvement in AEG revenues is attributed primarily to growth in AEG’s client base within the US market. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2013 AEG achieved a gross margin of 42.5% compared to 40.3% in 2012, in part reflecting the higher margins realized in 2013 on closure reclamation planning activity as a result of the ARSA.

General, Administrative and Corporate

General and administrative expenses in 2013 totaled $12,471,000 compared to $16,657,000 in 2012. Included in expenses in 2012 was $0.8 million in severance costs related to the departure of an executive officer of the Corporation. The balance of the reduction in general and administrative expenses reflects the impact of cost reduction measures implemented over summer 2013, as well as the reduction in Bellekeno mine site overhead costs following the suspension of operations in early September, partially offset by costs attributed to workforce reductions implemented at the end of May 2013. Severance costs related to the suspension of operations as of September 2013 were nominal as the planned nature of the suspension meant working notice could be given to affected staff.

Outlook

In light of the decision to suspend production from Bellekeno, the full-year 2013 production guidance previously provided was withdrawn following the third quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures.

One of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations is an increase in mill throughput to full capacity, and the Corporation will therefore continue to optimize and advance the EKHSD PEA. Bringing Flame & Moth into production is a key aspect of the plan, and the permitting process for development of the Flame & Moth deposit was initiated in December 2013.

With respect to the economic climate and prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, prices for silver declined significantly during the year, while those for lead and zinc were somewhat more stable and range-bound. Both gold and silver prices experienced a sharp and significant decline in mid April 2013, with spot silver prices falling from US$27.40 to US$23.54 in the span of a single day. A second significant decline in silver prices then occurred in mid June with spot prices falling to lows of less than US$19 per ounce, and for the last four months of the year silver ranged between roughly US$19.50 and US$22. Lead and zinc were relatively more stable, oscillating in ranges of roughly US$0.90 to US$1.00 for lead and US$0.80 and US$0.90 for zinc. As at the date of this MD&A, prices are approximately US$19.93 per ounce silver, US$0.93 per pound for lead and US$0.88 per pound for zinc and the Canadian-US exchange rate is approximately US$0.89 per CAD. Consensus investment analyst forecasts over the next two years for silver average US$21.00 to US$21.50 per ounce, for lead average in the range of US$0.95 to US$1.00 per pound, and for zinc average in the range of US$0.93 to US$1.00 per pound, with the Canadian-US exchange rate forecast to average in the range of US$0.90 to US$0.91 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

Alexco’s exploration plans for 2014 are currently budgeted at approximately $5 million and mobilization is currently underway. Exploration totalling at least 10,000 meters of surface drilling will be focused on better defining the potential limits of mineralization and adding immediate resources at the Flame & Moth deposit, and further defining the nearby Flame & Moth West discovery. Additional surface exploration work at Bellekeno and Bermingham is also under consideration.

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the ARSA, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada, in the United States and elsewhere throughout North and South America. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

Results of Operations – Fourth Quarter

In the three months ended December 31, 2013, Alexco reported a loss before taxes of $505,000 on total revenues of $5,163,000. This compares to income before taxes of $737,000 on total revenues of $20,309,000 for the three months ended December 31, 2012.

Mining operations revenue in the three months ended December 31, 2013 totaled $665,000, yielding a gross profit of $200,000, compared to revenues in the same period in 2012 of $18,897,000 and a gross profit of $3,043,000, with the difference due to the fact that the Bellekeno mine suspension was effected in early September 2013 and hence fourth quarter 2013 results reflect primarily the final concentrate deliveries completed as of mid October, plus the effect of price adjustments through final concentrate settlement periods. Metal prices for revenue recognized during this three month period, weighted by dollar of revenue recognized, averaged US$19.63 per ounce for silver, US$0.95 per pound for lead and US$0.88 per pound for zinc, compared to US$30.71, US$1.01 and US$0.91 respectively in the three months ended December 31, 2011.

Revenues from AEG in the fourth quarter of 2013 totaled $4,498,000 for gross profit of $2,418,000, compared to revenues in 2012 of $1,412,000 and gross profit of $888,000. Included in the 2013 fourth quarter revenue is $483,000 in one-time retroactive fees billed pursuant to the ARSA, with the additional improvement in AEG revenues attributed primarily to growth in AEG’s client base within the US market.

General and administrative expenses in the fourth quarter of 2013 totaled $2,939,000 compared to $4,169,000 in 2012. The decrease in part reflects a $0.5 million recoverability provision booked in 2012 against AEG trade receivables, with the remainder reflecting the Bellekeno mine suspension and the effect of 2013 cost cutting initiatives.

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
		Gross Profit	Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	(Loss)	(Loss)	Share	Share	Properties

2012-Q1	24,745	7,214	1,340	$0.02	$0.02	6,459
2012-Q2	19,565	1,744	(2,666)	$(0.04)	$(0.04)	9,377
2012-Q3	20,089	5,031	5,265	$0.09	$0.09	10,012
2012-Q4	20,309	3,931	(519)	$(0.01)	$(0.01)	8,179
2012 Total	84,708	17,920	3,420	$0.06	$0.06	34,027
2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040
2013-Q2	14,161	(928)	(49,205)	$(0.81)	$(0.81)	4,945
2013-Q3	23,394	6,291	2,219	$0.04	$0.04	1,935
2013-Q4	5,163	2,618	(1,131)	$(0.01)	$(0.01)	439
2013 Total	59,433	8,820	(50,450)	$(0.81)	$(0.81)	14,359

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The strong revenue in 2012-Q1 reflects significantly increased sales volumes of payable metals at Bellekeno following record production in the quarter before, while the increased gross profit from 2012-Q1 reflects the impact of unit costs of production at the Bellekeno being notably lower for the same reason. The gross profit from 2012-Q2 reflects the impact of significantly increased unit costs from reduced head grades and mill throughput as well as reduced base metal credits from lower realized lead and zinc prices. The revenue and gross profit of 2013-Q1 reflect the adverse impact of reduced mine production and head grade for the quarter at Bellekeno due to the effect of sequencing constraints which resulted in mining from lower-grade peripheral areas of the mineable resource. The revenue and gross loss of 2013-Q2 reflect the impact of significantly lower realized silver prices. The revenue and gross profit of 2013-Q3 reflect the benefits recognized following the execution of the ARSA. The revenue and gross profit of 2013-Q4 reflect the suspension of Bellekeno mining operations as of September 2013, as well as further benefits recognized from the execution of the ARSA.

The net income of 2012-Q1, and to a lesser extent 2013-Q1, reflect costs associated with the Corporation’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognitions of $1,284,000 and $1,088,000 respectively. The net income of 2012-Q3 includes the $6,346,000 gain, pre-tax, on the Corporation’s sale of its remaining interest in the Brewery Creek property. The net income of 2012-Q4 reflects higher overhead costs due to development and permitting efforts regarding Onek and Lucky Queen and the finalizing negotiations pertaining to the pending amendment to the Subsidiary Agreement, offset by favourable foreign exchange gains. The net loss of 2013-Q2 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets as well as the Corporation’s long-term investment in Americas Bullion Royalty Corp.

The mineral property expenditures in 2012-Q1 through 2012-Q3 reflect the 2012 exploration program as well as expenditures on rehabilitation and access development at the historical Lucky Queen and Onek mines. The mineral property expenditures in 2013-Q2 reflect reduced expenditures on both exploration and on Bellekeno sustaining development, plus remaining development costs at Onek. The expenditures in 2013-Q3 and 2013-Q4 reflect further reductions in both exploration and Bellekeno sustaining development in light of implemented cost reduction measures and the suspension of Bellekeno mining operations as of September 2013.

Liquidity and Capital Resources

At December 31, 2013, the Corporation had cash and cash equivalents of $8,610,000, and net working capital of $15,316,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash generated from operating activities was $3,407,000 for the year ended December 31, 2013 versus $14,057,000 for 2012, reflecting the impact of sharply reduced silver prices and the suspension of Bellekeno mining operations as of September 2013. Accounts receivable, inventories and accounts payable are all significantly lower, also reflecting the suspension of mining operations. Cash used in investing activities was $22,639,000 for 2013 versus $33,270,000 for 2012. While exploration and evaluation expenditures were consistent with the prior year, expenditures on mining operations properties were significantly reduced, to some extent because the 2012 expenditures include rehabilitation and access development activity at the Onek and Lucky Queen mines, and otherwise due primarily to decreased Bellekeno sustaining development expenditures in 2013 leading up to the suspension of mining operations in September. Purchases of property, plant and equipment were significantly reduced in 2013 for the same reason.

Under the silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by June 30, 2015, as extended pursuant to an amendment entered into effective March 11, 2014. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of June 30, 2015 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met. In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Net cash proceeds from the issuance were $6,483,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000. As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of the flow-through shares, as of December 31, 2013 the Corporation is required to incur further renounceable exploration expenditures totaling $5,008,000 by December 31, 2014.

With its cash resources and net working capital on hand at December 31, 2013, and assuming no re-start of mining operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a restart of mining operations is likely to require additional capital investment. And in the longer term, following a re-start of mining operations, as non-renewable resources mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require additional funding.

Historically, the Corporation’s main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
		Less than
	Total	1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$ 788	$ 425	$ 363	$ Nil	$ Nil
Purchase obligations	370	170	200	Nil	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	4,780	24	1,261	1,279	2,216

Total	$ 5,938	$ 619	$ 1,824	$ 1,279	$ 2,216

Share Data

As at the date of this MD&A, the Corporation has 62,573,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 4,211,163 common shares.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at December 31, 2013 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s other financial instruments were its trade and other accounts receivable, including embedded derivative, its accounts payable and accrued liabilities, and its long-term investments in common shares and warrants of Americas Bullion Royalty Corp (“AMB”).

At December 31, 2013, a total of $4,173,000 of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. A further $4,992,000 (US$5,000,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at December 31, 2013 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares and warrants of AMB are marked to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured at December 31, 2013, other than cash and cash equivalents and the common shares of AMB included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS, including the embedded derivative in accounts receivable related to sales of concentrate for which final settlement has not yet occurred. The fair value of cash and cash equivalents and the common shares of AMB constitute Level 1 measurements.

The fair value of the investment in warrants of AMB at December 31, 2013 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.10% per annum, an expected life equal to full remaining term, an expected volatility of 103% and no expected dividends.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables at December 31, 2013 total $4,929,000, of which $56,000 relates to sales of concentrates, including the embedded derivative, with the balance comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. The Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. All of the Corporation’s concentrate is sold to one customer, Glencore Ltd., Stamford (“Glencore”), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. All receivables relating to sales of concentrate are due from Glencore, and are accordingly exposed to credit risk that is highly concentrated. Management closely monitors the financial status of Glencore as publicly reported, and as at the date of this MD&A considers the credit risk under these concentrate receivables to be insignificant. Management actively monitors exposure to credit risk under the Corporation’s remaining receivables as well, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at December 31, 2013, AEG trade receivables are recorded net of a recoverability provision of $485,000.

The embedded derivative within accounts receivable relating to sales of concentrate is generally exposed to market risk from prices for payable metals, primarily silver, lead and zinc. However, as at December 31, 2013, final pricing had been established for all concentrate sales not yet fully settled, and accordingly there was no remaining exposure to metal price market risk at that date. The prices of silver, lead and zinc are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, the Corporation’s sales of concentrate are effected in US dollars, as are a portion of AEG’s revenues, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation had no related party transactions during the year ended December 31, 2013.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements as at December 31, 2013, management has determined its best estimates of pricing for silver ranging from near-term US$21.00 to US$21.50 to long-term US$21.50 to US$22.00 per ounce; for gold ranging approximating US$1,275 per ounce near-term up to US$1,300 long-term; for lead ranging from near-term US$0.95 to US$1.00 to long-term US$0.95 up to $1.05 per pound; for zinc ranging from near-term US$0.93 to US$1.00 to long-term US$1.00 up to US$1.15 per pound; and for the Canadian dollar ranging from near-term US$0.90 to US$0.91 to long term US$0.92 to US$0.93.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

The Corporation records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less cost of disposal” (“FVLCD”) and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

As at June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment was determined to be a cash generating unit (“CGU”) for this purpose.

In carrying out this review, the Corporation was required to make significant judgments, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples.

Recoverable amount was determined based on estimated FVLCD, which for the mining operations CGU was determined to be greater than value in use. FVLCD for the mining operations CGU was determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple was applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors were also applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years were assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on then-current consensus investment analyst forecasts. Expected future cash flows were discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy.

Based on the results of its review, the Corporation recognized an impairment loss at June 30, 2013 against the mining operations CGU totaling $55,341,000 before taxes, of which $51,840,000 was attributed to mineral properties and $3,501,000 to property, plant and equipment.

As at December 31, 2013, no new indicators of potential impairment have been identified with respect to the Corporation’s non-current non-financial assets.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at June 30, 2013 and December 31, 2013, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

Management’s estimates of many of the factors relevant to completing these assessments, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

The Corporation’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. The Corporation prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At December 31, 2013, the Corporation’s decommissioning and rehabilitation provision totaled $3,803,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post-closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Changes In and Initial Adoption of Accounting Standards and Policies

New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: (1) inventory produced, and (2) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

Accounting Standards and Amendments Issued but Not Yet Adopted

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

Non-IFRS Measures

Cash Costs of Production Per Ounce of Payable Silver

Cash costs of production per ounce of payable silver is a key financial measure that management uses to assess performance, and is a metric commonly used in the mining industry and investment community to compare costs on a per unit basis. However, this measure does not have any standardized meaning prescribed by IFRS, nor is there a standardized method of calculating it within the industry. This measure therefore may not be comparable to similar measures presented by other companies, nor should it be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco determines cash costs of production per ounce of payable silver for a period based on all costs absorbed into the cost of concentrate inventory produced during that period, plus estimated charges for transportation and smelter treatment and refining, less the estimated value of contained by-product metals, but excluding charges for depreciation, depletion and share-based compensation. Cash costs of production per ounce of payable silver are reconciled to financial statement cost of sales for the years ending December 31, 2013 and 2012 as follows (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	2013	2012

Payable silver ounces produced	1,319,041	2,009,703

Cost of sales	$43,143	$61,691
Add:
Change in concentrate inventory	(3,940)	(221)
Attributed transportation, treatment and refining charges	5,104	7,841

Subtract:
Depreciation, depletion, share-based compensation and net silver streaming interest costs	(13,414)	(24,665)

Cash costs of production before by-product revenue	30,893	44,646

Subtract attributed by-product revenue:
Lead	(9,506)	(16,045)
Zinc	(2,455)	(4,196)
Gold	(464)	(502)

Cash costs of production net of by-product revenue	$18,469	$23,903

Cash costs of production per ounce of payable silver before by-product revenue	$23.42	$22.22

Subtract attributed by-product revenue:
Lead	(7.21)	(7.99)
Zinc	(1.86)	(2.09)
Gold	(0.35)	(0.25)

Cash costs of production per ounce of payable silver net of by-product revenue	$14.00	$11.89

Adjusted Income (Loss)

Adjusted loss excludes amounts recorded with respect to impairment charges, and within this MD&A is provided before tax, net of tax and on a per-share basis. These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These adjusted loss measures are reconciled to financial statement loss measures for the years ending December 31, 2013 and 2012, and the six month transitional year ended December 31, 2011, as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted loss per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	2013	2012	2011

Income (loss) before taxes	$(62,079)	$7,979	$4,496
Subtract:
Write-down of mineral properties	51,840	-	-
Write-down of property, plant and equipment	3,501	-	-
Write-down of long-term investments	1,785	-	-

Adjusted income (loss) before taxes	(4,953)	7,979	4,496

Net recovery of (provision for) income taxes, excluding deferred tax effect of above-noted write-downs	640	(4,559)	(2,773)

Adjusted net income (loss)	$(4,313)	$3,420	$1,723

Adjusted earnings (loss) per share (basic and diluted)	$(0.07)	$0.06	$0.03

Controls and Procedures

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in reports it files under applicable securities legislation is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2013.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors.

There has been no change in the Corporation’s internal control over financial reporting during the Corporation’s fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to Bellekeno, Lucky Queen and Flame & Moth, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by the Corporation to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco’s Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won’t continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG’s customers accounted for 44.1% and 24.6%, respectively, of environmental services revenues in the 2013 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on the Corporation’s environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,11]	Property	Tonnes	Ag	Au	Pb	Zn	Contained Ag
			(g/t)	(g/t)	(%)	(%)	(oz)

Indicated	Bellekeno Deposit[4]	262,000	585	n/a	3.5%	5.3%	4,933,000
	Lucky Queen Deposit[5]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Flame & Moth Deposit[6]	1,378,000	516	0.4	1.7%	5.7%	22,859,000
	Eastern Keno Hill Silver District[3]	1,764,000	576	n/a	2.0%	5.4%	32,683,000
	Onek[7]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Bermingham[8]	257,000	460	0.1	2.0%	2.1%	3,800,000
	Total Indicated – Sub-Surface	2,606,000	479	n/a	1.9%	6.9%	40,131,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	5,096,000	303	n/a	1.4%	3.9%	49,657,000

Inferred	Bellekeno Deposit[4]	243,000	428	n/a	4.1%	5.1%	3,338,000
	Lucky Queen Deposit[5]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Flame & Moth Deposit[6]	107,000	313	0.3	0.9%	4.2%	1,081,000
	Eastern Keno Hill Silver District[3]	500,000	446	n/a	2.6%	3.7%	7,172,000
	Onek[7]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Bermingham[8]	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	838,000	369	n/a	2.0%	5.6%	9,932,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The Eastern Keno Hill Silver District property is comprised of three deposits: Bellekeno, Lucky Queen and Flame & Moth. The resource estimates for the Eastern Keno Hill Silver District are supported by disclosure in the news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” and by a technical report filed on SEDAR dated November 15, 2013 entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada”.

4.

The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of May 31, 2012. The Bellekeno indicated resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of January 30, 2013.
7.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

8.

The resource estimates for Bermingham have an effective date of June 27, 2012, and are supported by disclosure in the news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and by a technical report filed on SEDAR and signature dated August 8, 2012 entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon”.

9.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.

Historical resources for Silver King were estimated by United Keno Hill Mines Limited, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) method and the 1997 CIM definitions for resource categories. These estimated historical resources include a total of 55,674 tonnes classified as proven and probable reserves and 43,324 tonnes classified as indicated resources, plus an additional 22,581 tonnes classified as inferred resources. Though believed by Alexco management to be relevant and reliable, this estimate of historical resources has not been verified by Alexco, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current mineral resource.

11.

The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager with Alexco and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the December 31, 2013 financial statements; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.